Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, Kansas 67210

November 16, 2006

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:    Spirit AeroSystems Holdings, Inc.
          Registration Statement on Form S-1
          File No. 333-135486

Ladies and Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Spirit AeroSystems Holdings, Inc. ( the “Company”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on November 20, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

     The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Sincerely,

SPIRIT AEROSYSTEMS HOLDINGS, INC

By: /s/ Gloria Farha Flentje

Name: Gloria Farha Flentje
Title: Secretary